Exhibit 1

Media	Level 18, 275 Kent Street Sydney, NSW, 2000
Release

29 JULY 2020

Westpac to bring 1,000 jobs back to Australia

Westpac has today announced it will bring back around 1,000 jobs to Australia from overseas as it seeks to bolster the strength and resilience of its operations and improve support for customers.

The decision follows a surge in demand for customer assistance at the start of the COVID-19 pandemic, which created challenging conditions for home lending processing and call centres, which needed to be addressed.

Westpac Chief Executive Officer, Peter King, said: “While we have added additional resourcing to support unprecedented demand following COVID-19, and I thank our teams who have worked tirelessly helping customers, at times our response rates have been too slow.

“Today’s announcement is a further step in transforming our business and mortgage operations, helping to support local employment, reducing the risk of offshore disruption, and accelerating our ability to simplify processes through digitisation.

“We will also be returning all dedicated voice roles to Australia to enhance the capacity of our existing call centres. This will mean when a customer calls us, it will be answered by someone in Australia.

“Bringing jobs back to Australia has been made possible with the changing work patterns in response to the COVID-19 pandemic, as well as the upgrade to our technology infrastructure over recent years. Together these have enabled our teams to operate effectively at home or in other locations when needed,” Mr King said.

The new roles will become part of a more distributed workforce structure across Australia which will better meet Westpac’s business needs in the long term.

“Implementation will take about 12 months, allowing time to work through existing obligations with our overseas partners and to develop the best service model for the new jobs here in Australia,” Mr King said.

“We plan to fill the roles with new and existing employees, with the jobs distributed across regional and metro areas.”

The 1,000 new roles will support Westpac’s call centres, as well as provide processing and operational assistance to functions like home lending and consumer finance.

Westpac will maintain its relationship with its overseas strategic partners, particularly in certain areas of technology and operations.

While this change is anticipated to help to improve productivity, the creation of 1,000 roles is expected to initially increase costs by around $45 million per annum by the end of Full Year 2021.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	T. (02) 8253 4008
M. 0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.